UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-24235

Guaranty Bancshares, Inc.

(Exact name of registrant as specified in its charter)

100 W. Arkansas

Mount Pleasant, Texas 75455

(903) 572-9881

(Address, including zip code, and telephone number, including area code of principal executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐

Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 184

Pursuant to the requirements of the Securities Exchange Act of 1934, Guaranty Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 20, 2005

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	President